July 15, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler

Christina De Rosa

John Krug

Dana Hartz

Joel Parker

Re:	Pfenex Inc.

Registration Statement on Form S-1

File No. 333-196539

Acceleration Request

Requested Date:	July 17, 2014
Requested Time:	3:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Pfenex Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) on Form S-1 (File No. 333-196539) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Daniel R. Koeppen at (858) 350-2393.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement on Form S-1 effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement on Form S-1;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement on Form S-1; and

Securities and Exchange Commission

July 15, 2014

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

* * * *

Sincerely,

PFENEX INC.

By:	/s/ Bertrand C. Liang
Bertrand C. Liang
Chief Executive Officer

cc:	Daniel R. Koeppen, Wilson Sonsini Goodrich & Rosati

Christopher D. Lueking, Latham & Watkins LLP

Helen Adams, Haskell & White LLP